UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

FSP Galleria North Corp.

(Name of Subject Company)

FSP Galleria North Corp.

(Names of Persons Filing Statement)

Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

George J. Carter

President

FSP Galleria North Corp.

401 Edgewater Place, Suite 200

Wakefield, MA 01880-6210

(781) 557-1300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a Copy to:

Kenneth A. Hoxsie, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is FSP Galleria North Corp., a Delaware corporation (“Galleria”). The address of the principal executive offices of Galleria is 401 Edgewater Place, Suite 200, Wakefield, MA 01880-6210, and Galleria’s telephone number is (781) 557-1300.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits, this “Schedule”) relates to the preferred stock, $0.01 par value per share, of Galleria (the “Preferred Stock”). As of May 5, 2014, there were 860 shares of Preferred Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

Galleria is the person filing this Schedule. The information about Galleria’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference.

Tender Offer

This Schedule relates to the tender offer by MacKenzie Flagship Fund 15, LLC, MacKenzie Blue Ridge Fund III, LP, MPF Flagship Fund 14, LLC, MPF Blue Ridge I, LLC, MPF Opportunity Fund, LP, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program II, LP, MPF Flagship Fund 11, LLC and MacKenzie Capital Management, LP (collectively, “MPF”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by MPF with the Securities and Exchange Commission (the “SEC”) on May 7, 2014, pursuant to which MPF is offering to purchase up to 58 shares of Preferred Stock at a purchase price equal to $70,000 per share, upon the terms and subject to the conditions set forth in MPF’s Offer to Purchase dated May 5, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Any dividends made or declared after June 2, 2014, or such other date to which such offer may be extended, would be assigned by tendering shareholders to MPF.

According to the Schedule TO, the address of the principal executive offices of MPF is 1640 School Street, Moraga, California 94556.

With respect to all information described herein as contained in the Offer to Purchase, Letter of Transmittal or Schedule TO, including information concerning MPF or its affiliates, officers or directors, or actions or events with respect to any of them, Galleria does not take any responsibility for the accuracy or completeness of such information or for any failure by MPF to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as stated below in this Schedule and to the extent noted in Galleria’s Annual Report on Form 10-K (including the financial statements and notes thereto filed therewith) for the year ended December 31, 2013 filed with the SEC on March 7, 2014, and incorporated herein by reference in its entirety as Exhibit (e)(1), there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between Galleria or its affiliates and its executive officers, directors or affiliates. There are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Galleria or its affiliates and MPF and its executive officers, directors or affiliates.

Galleria has in the past engaged in and currently engages in transactions with Franklin Street Properties Corp. (“FSP”). FSP is the beneficial owner of 100% of the Common Stock of Galleria.

Item 4. The Solicitation or Recommendation.

Galleria has decided to remain neutral as to the Offer and is expressing no opinion as to whether the holders of shares of Preferred Stock should accept or reject the Offer.

Although Galleria is not making a recommendation with respect to the Offer, Galleria believes that holders of Preferred Stock should consider the factors described in the Letter from Galleria to Shareholders, dated May 12, 2014, which is incorporated herein by reference in its entirety as Exhibit (a)(2), in making their own decisions of whether to accept or reject the Offer.

After due inquiry, neither Galleria nor any executive officer, director, affiliate or subsidiary of Galleria currently intends to tender or sell any shares of Preferred Stock pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Neither Galleria nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Preferred Stock have been effected by Galleria or any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals.

Galleria is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Preferred Stock by Galleria, any subsidiary of Galleria or any other person.

Galleria is not undertaking and is not engaged in any negotiations in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Galleria or any subsidiary of Galleria, (ii) any purchase, sale or transfer of a material amount of assets of Galleria or any subsidiary of Galleria or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Galleria.

There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

As previously announced, Galleria is seeking to sell the office building that is its principal asset and expects to solicit the holders of Preferred Stock for approval of such a sale at a minimum specified price. Galleria’s decision to seek to sell its office building was made prior to receipt of the Offer and is in no manner in response to the Offer.

Item 8. Additional Information.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” ”will,” “expect,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by Galleria in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance, and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although Galleria believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning Galleria’s performance are set forth in reports and documents filed by Galleria with the SEC.

Item 9. Exhibits.

Exhibit No.	Description
(a)(2)	Letter from Galleria to Shareholders dated May 12, 2014.
(e)(1)	Galleria’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 7, 2014 (File No. 000-51940) and incorporated herein by reference.
(e)(2)	Asset Management Agreement, incorporated herein by reference to Exhibit 10.5 to Galleria's Registration Statement on Form 10, as amended, filed with the SEC on April 27, 2006 (File No. 000-51940).

___________________

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FSP GALLERIA NORTH CORP.

Date: May 12, 2014	By: /s/ George J. Carter
Name: George J. Carter
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(2)	Letter from Galleria to Shareholders dated May 12, 2014.
(e)(1)	Galleria’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 7, 2014 (File No. 000-51940) and incorporated herein by reference.
(e)(2)	Asset Management Agreement, incorporated herein by reference to Exhibit 10.5 to Galleria's Registration Statement on Form 10, as amended, filed with the SEC on April 27, 2006 (File No. 000-51940).